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CUSIP No. 007865108                    13G                           Page 1 of 5
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                AEROPOSTALE, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                    007865108
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                                 (CUSIP Number)

                                DECEMBER 31, 2003
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

----------------

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 007865108                    13G                           Page 2 of 5
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  1     NAMES OF REPORTING PERSONS:
        John S. Mills

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
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  3     SEC USE ONLY

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  4     CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
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                               5     SOLE VOTING POWER

                                          676,814
          NUMBER OF            -------------------------------------------------
           SHARES              6     SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                        940,820
            EACH               -------------------------------------------------
          REPORTING            7     SOLE DISPOSITIVE POWER
           PERSON
            WITH                                      676,814
                               -------------------------------------------------
                               8     SHARED DISPOSITIVE POWER

                                          940,820
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  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,617,634
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 10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
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 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                4.3%
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 12     TYPE OF REPORTING PERSON*

                IN
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CUSIP No. 007865108                      13G                         Page 3 of 5
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ITEM 1(A)         NAME OF ISSUER:

                  Aeropostale, Inc.

ITEM 1(B)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  112 West 34th Street, 22nd Floor
                  New York, NY 10120

ITEM 2(A)         NAME OF PERSON FILING:

                  John S. Mills is filing this Schedule 13G pursuant to Rule 13(d)(1)(d) promulgated by the Securities and Exchange Commission pursuant to
Section 13 of the Securities and Exchange Act of 1934, as amended (the "Act").

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The address of the principal business office for John Mills is c/o Aeropostale, Inc., 112 West 34th Street, 22nd Floor, New York, NY 10120

ITEM 2(C)         CITIZENSHIP:

                  John Mills is a citizen of the United States.

ITEM 2(D)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.01 per share.

ITEM 2(E)         CUSIP NO.:

                  007865108

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable.

ITEM 4            OWNERSHIP:

                  (a)-(c). John Mills has the sole power to vote or to direct the vote and to dispose or direct the disposition of 676,814 shares of Common Stock. As general partner of the JSMills Limited Partnership, Mr. Mills shares the power to vote and dispose of the 940,820 shares of Common Stock of the
Issuer held by the JSMills Limited Partnership and therefore, may be deemed to have beneficial ownership of such shares. Mr. Mills, therefore, beneficially owns 1,617,634 shares of Common Stock of the Issuer, which constituted approximately 4.3% of the outstanding Common Stock of the Issuer. All of the percentages calculated in this Schedule 13G are based upon an aggregate of 37,497,721 shares of Common Stock outstanding as of December 1, 2003.
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CUSIP No. 007865108                      13G                         Page 4 of 5
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ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not applicable.

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable.

ITEM 9            NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

ITEM 10           CERTIFICATION:

                  By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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CUSIP No. 007865108                      13G                         Page 5 of 5
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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 17, 2004





                                       By:   /s/  John S. Mills
                                             -----------------------------
                                       Name: John S. Mills